Exhibit 99.1

Four Seasons Education Reports Second Quarter Fiscal 2020 Unaudited Financial Results

SHANGHAI, October 23, 2019 (PRNewswire) – Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, today announced its unaudited financial results for the second quarter fiscal year 2020, ended August 31, 2019.

Second Quarter Fiscal Year 2020 Financial and Operational Highlights

•	Revenue increased by 37.9% to RMB128.8 million (US$18.0 million) from RMB93.4 million in the same period of last year.
•	Gross profit increased by 45.3% to RMB71.0 million (US$9.9 million) from RMB48.8 million in the same period of last year. Gross margin was 55.1%, compared with 52.3% in the same period of last year.
•	Operating income increased by 234.9% to RMB28.3 million (US$4.0 million) from RMB8.5 million in the same period of last year.
•

Adjusted operating income(1) (non-GAAP) increased by 115.3% to RMB35.7 million (US$5.0 million) from RMB16.6 million in the same period of last year. Adjusted operating margin(2) (non-GAAP) was 27.7% compared with 17.7% in the same period of last year.

•	Net income increased by 217.8% to RMB20.3 million (US$2.8 million) from RMB6.4 million in the same period of last year.
•

Adjusted net income(3) (non-GAAP) increased by 70.9% to RMB26.9 million (US$3.8 million) from RMB15.7 million in the same period of last year. Adjusted net margin(4) (non-GAAP) was 20.9%, compared with 16.8% in the same period of last year.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders were RMB0.40 (US$0.06) and RMB0.39 (US$0.05), respectively, compared with RMB0.14 and RMB0.13, respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(5) (non-GAAP) were RMB0.53 (US$0.08) and RMB0.52 (US$0.07), respectively, compared with RMB0.33 and RMB0.31, respectively, for the same period of last year.

•	Number of learning centers was 54 as of August 31, 2019, same as the number as of August 31, 2018.

•

Total student enrollment(6) reached 39,357, representing an increase of 90.8% from  20,624 during the same period of last year. The substantial year-over-year increase in total student enrollment was primarily due to the increased course offerings with higher diversification, as well as the change of tuition fee collection schedule in compliance with the new government policy, which limits the prepayment of a curriculum registration to three months.

(1) Adjusted operating income is defined as operating income excluding share-based compensation expenses.

(2) Adjusted operating margin is defined as adjusted operating income divided by revenue.

(3) Adjusted net income is defined as net income excluding share-based compensation expenses and fair value change of investments measured at fair value.

(4) Adjusted net margin is defined as adjusted net income divided by revenue.

(5) Adjusted basic/diluted net income per ADS attributable to ordinary shareholders is defined as basic/diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders.

(6) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

“We achieved a strong quarter with remarkable operating and financial performances, thanks to our successful strategy and continuous efforts to optimize our operations,” said Mr. Peiqing Tian, Chairman and Chief Executive Officer of Four Seasons Education. “In the second quarter, our total student enrollment reached 39,357, representing a robust growth of 90.8% compared with the same period of last year. The active student participation reflects the popularity of our programs and our enhanced brand awareness, as we have been consistently enriching and diversifying our course offerings to cover more academic subjects and educational topics. With differentiated programs designed for different grade levels, we have efficiently extended our courses to broader age groups.

“Following the optimization of our learning center network in previous quarters, our efforts are now bearing fruit respect to encouraging student enrollment in learning centers both in and out of Shanghai. Additionally, we included a new learning center in Chongqing and another one in Shenzhen in our national footprint during the second quarter. Both cities are economically dynamic markets that we believe have great growth potential for K-12 after-school education.

“Overall, our robust second quarter fiscal 2020 results demonstrate the success of our strategic adjustments according to the changing regulatory environment and evolving market demands. We believe that we have achieved healthy development following our strategic transformation. With our extensive educational capabilities and successful operating experiences, we will focus on strengthening our advantages in Shanghai and other cities where we have already established our presence. Meanwhile, we will remain prudent and diligent in our expansion while maintaining quality growth,” Mr. Tian concluded.

Ms. Yi (Joanne) Zuo, Director and Chief Financial Officer of Four Seasons Education, commented, “Our impressive second quarter results are a clear testament to our strategy of providing comprehensive after-school education for K-12 students with diversified course offerings. Besides the excellent total student enrollment growth, we carried the momentum of diversification with an increasing number of enrollments in our non-math courses and middle school programs. Bolstered by the enormous market demand for our high-quality courses, our revenue growth reached 37.9% year over year in the second quarter, exceeding the high end of our guidance range. As a result of optimizing our learning center network in previous quarters, our gross margin realized a substantial growth to 55.1% for the second quarter, up 282 basis points from the same period last year. Coupled with our efficient operational cost control, we are thrilled to report strong operating income and net profit for the quarter. Our robust operational performance demonstrates the effectiveness of our business model and strategic transformation. We remain committed to our mission to unlock students’ intellectual potential through high-quality and effective education, while bringing long-term value to our shareholders.”

Second Quarter Fiscal Year 2020 Financial Results

Revenue increased by 37.9% to RMB128.8 million (US$18.0 million) for the second quarter of fiscal year 2020 from RMB93.4 million in the same period of last year, primarily attributable to the healthy ramp-up of new learning centers the Company opened during the fiscal year 2019, and the increase in student enrollment as a result of the expanded course offerings with higher diversification.

Cost of revenue increased by 29.8% to RMB57.9 million (US$8.1 million) for the second quarter of fiscal year 2020 from RMB44.6 million in the same period of last year, primarily attributable to the increase in faculty staff cost as well as learning centers’ rental, utilities and maintenance costs.

Gross profit increased by 45.3% to RMB71.0 million (US$9.9 million) for the second quarter of fiscal year 2020 from RMB48.8 million in the same period of last year.

General and administrative expenses increased by 1.8% to RMB32.6 million (US$4.6 million) for the second quarter of fiscal year 2020 from RMB32.0 million in the same period of last year.

Sales and marketing expenses increased by 20.4% to RMB10.0 million (US$1.4 million) for the second quarter of fiscal year 2020 from RMB8.3 million in the same period of last year, primarily due to the increased advertising expenses.

Operating income increased by 234.9% to RMB28.3 million (US$4.0 million) for the second quarter of fiscal year 2020 from RMB8.5 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, increased by 115.3% to RMB35.7 million (US$5.0 million) for the second quarter of fiscal year 2020 from RMB16.6 million in the same period of last year.

Subsidy income was RMB24.0 thousand (US$3.0 thousand) for the second quarter of fiscal year 2020, compared with RMB3.4 million in the same period of last year, primarily due to the subsidy income of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Interest income, net was RMB1.5 million (US$0.2 million) for the second quarter of fiscal year 2020, compared with RMB1.9 million in the same period of last year.

Other expense, net was RMB0.3 million (US$44.0 thousand) for the second quarter of fiscal year 2020, compared with RMB1.2 million in the same period of last year, primarily due to investment fair value change and foreign exchange.

Net income increased by 217.8% to RMB20.3 million (US$2.8 million) during the second quarter of fiscal year 2020, compared with RMB6.4 million in the same period of last year.

Adjusted net income increased by 70.9% to RMB26.9 million (US$3.8 million), compared with RMB15.7 million in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of fiscal year 2020 were RMB0.40 (US$0.06) and RMB0.39 (US$0.05), compared with RMB0.14 and RMB0.13, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of fiscal year 2020 were RMB0.53 (US$0.08) and RMB0.52 (US$0.07), compared with RMB0.33 and RMB0.31, respectively, for the same period of last year.

Cash and cash equivalents. As of August 31, 2019, the Company had cash and cash equivalents of RMB516.3 million (US$72.2 million), an increase of 17.5% compared with RMB439.6 million as of February 28, 2019.

First Six Months Fiscal Year 2020 Financial Results

Revenue increased by 19.3% to RMB214.5 million (US$30.0 million) for the first six months of fiscal year 2020 from RMB179.8 million in the same period of last year, primarily attributable to the healthy ramp-up of new learning centers the Company opened during the fiscal year 2019, and the increase in student enrollment as a result of the expanded course offerings with higher diversification.

Cost of revenue increased by 25.9% to RMB104.2 million (US$14.6 million) for the first six months of fiscal year 2020 from RMB82.8 million in the same period of last year, primarily attributable to the increase in faculty staff cost as well as learning centers’ rental, utilities and maintenance costs, as a result of the increased number of physical learning centers.

Gross profit increased by 13.7% to RMB110.3 million (US$15.4 million) for the first six months of fiscal year 2020 from RMB97.0 million in the same period of last year. Gross margin was 51.4% for the first six months of fiscal year 2020 compared with 54.0% in the same period of last year. The modest decrease in gross margin was primarily due to the expansion of new centers which yield relatively lower gross margin during the ramp-up period, and the increase in faculty staff cost.

General and administrative expenses increased by 16.0% to RMB66.2 million (US$9.2 million) for the first six months of fiscal year 2020 from RMB57.0 million in the same period of last year, primarily attributable to increased staff cost.

Sales and marketing expenses increased by 9.3% to RMB17.9 million (US$2.5 million) for the first six months of fiscal year 2020 from RMB16.4 million in the same period of last year, primarily due to the increased advertising expenses.

Operating income increased by 11.3% to RMB26.3 million (US$3.7 million) for the first six months of fiscal year 2020 from RMB23.6 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, increased by 15.2% to RMB43.4 million (US$6.1 million) for the first six months of fiscal year 2020 from RMB37.7 million in the same period of last year.

Interest income, net decreased by 43.9% to RMB2.6 million (US$0.4 million) for the first six months of fiscal year 2020 from RMB4.7 million in the same period of last year.

Other income, net reached RMB2.1 million (US$0.3 million) for the first six months of fiscal year 2020 from other expenses of RMB3.4 million in the same period of last year, primarily due to investment fair value change and foreign exchange.

Income tax expenses decreased by 4.5% to RMB13.7 million (US$1.9 million) for the first six months of fiscal year 2020 from RMB14.3 million in the same period of last year.

Net income was RMB24.5 million (US$3.4 million) during the first six months of fiscal year 2020, up 70.5% from RMB14.4 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of the Company’s investments measured at fair value, increased by 11.6% to RMB38.1 million (US$5.3 million) from RMB34.1 million in the same period of last year. Adjusted net margin was 17.7%, compared with 19.0% in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the first six months of fiscal year 2020 were RMB0.48 (US$0.07) and RMB0.46 (US$0.06), respectively, compared with RMB0.30 and RMB0.28, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the first six months of fiscal year 2020 were RMB0.77 (US$0.11) and RMB0.74 (US$0.10), respectively, compared with RMB0.71 and RMB0.67, respectively, for the same period of last year.

Business Outlook

For the third quarter of fiscal year 2020, the Company expects to generate revenue in the range of RMB100.3 million to RMB104.8 million, representing year-over-year growth of approximately 10% to 15%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on October 23, 2019 (8:00 PM Beijing/Hong Kong time on October 23, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until October 30, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10136239

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and use certain non-GAAP measures, including primarily adjusted operating income, adjusted operating margin, adjusted net income, adjusted net margin and adjusted basic and diluted net income per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income is defined as operating income excluding share-based compensation expenses. Adjusted operating margin is defined as adjusted operating income divided by revenue. Adjusted net income is defined as net income excluding share-based compensation expenses and fair value change of investments measured at fair value. Adjusted net margin is defined as adjusted net income divided by revenue. Adjusted basic/ diluted net income per ADS attributable to ordinary shareholders is defined as basic/diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses and fair value change of investments measured at fair value (where applicable) that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value (where applicable) that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1543 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 30, 2019.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28	August 31	August 31
	2019	2019	2019
	RMB	RMB	USD
Current assets:
Cash and cash equivalents	439,580	516,313	72,168
Accounts receivable and contract assets	811	1,973	276
Amounts due from related parties	119	392	55
Other receivables, deposits and other assets	22,517	25,222	3,525
Short-term investment under fair value	32,715	34,916	4,880
Long-term investment under fair value - current	-	176,081	24,612
Total current assets	495,742	754,897	105,516

Restricted cash	31,655	33,988	4,751
Property and equipment, net	27,000	24,498	3,424
Operating lease right-of-use assets	-	214,269	29,950
Intangible asset, net	43,897	41,733	5,833
Goodwill	149,775	149,775	20,935
Deferred tax assets	9,536	10,238	1,431
Equity method investments	219	1,363	191
Long-term investment under fair value	162,937	-	-
Rental deposits—non-current	11,293	12,105	1,692
Total non-current assets	436,312	487,969	68,207
TOTAL ASSETS	932,054	1,242,866	173,723

Current liabilities
Amounts due to related parties	10,719	4,699	657
Accrued expenses and other current liabilities	56,566	51,737	7,232
Operating lease liabilities – current	-	6,888	963
Income tax payable	9,065	20,375	2,848
Deferred revenue	87,870	118,670	16,587
Total current liabilities	164,220	202,369	28,287

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28	August 31	August 31
	2019	2019	2019
	RMB	RMB	USD
Non-current liabilities
Deferred tax liability	10,903	10,370	1,449
Operating lease liabilities – non-current	-	211,085	29,505
Total non-current liabilities	10,903	221,455	30,954
TOTAL LIABILITIES	175,123	423,824	59,241

EQUITY
Total equity	756,931	819,042	114,482

TOTAL LIABILITIES AND EQUITY	932,054	1,242,866	173,723

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended August 31,			Six Months Ended August 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenue	93,421	128,836	18,008	179,775	214,479	29,979
Cost of revenue	(44,604)	(57,881)	(8,090)	(82,773)	(104,171)	(14,561)

Gross profit	48,817	70,955	9,918	97,002	110,308	15,418

General and administrative expenses	(32,048)	(32,633)	(4,561)	(57,029)	(66,153)	(9,247)
Sales and marketing expenses	(8,317)	(10,016)	(1,400)	(16,380)	(17,903)	(2,502)

Operating income	8,452	28,306	3,957	23,593	26,252	3,669

Subsidy income	3,400	24	3	3,805	7,396	1,034
Interest income, net	1,877	1,534	214	4,655	2,612	365
Other (expenses)/ income, net	(1,151)	(315)	(44)	(3,383)	2,052	287

Income before income taxes	12,578	29,549	4,130	28,670	38,312	5,355

Income tax expense	(6,188)	(9,165)	(1,281)	(14,318)	(13,680)	(1,912)
Loss from equity method investments	-	(75)	(10)	-	(155)	(22)

Net income	6,390	20,309	2,839	14,352	24,477	3,421
Net (loss)/ income attributable to non-controlling interest	(185)	1,073	150	115	1,472	206
Net income attributable to Four Seasons Education (Cayman) Inc.	6,575	19,236	2,689	14,237	23,005	3,215

Net income per ordinary share:
Basic	0.27	0.81	0.11	0.59	0.96	0.13
Diluted	0.26	0.78	0.11	0.56	0.93	0.13

Weighted average shares used in calculating net income per ordinary share:
Basic	24,054,876	23,893,557	23,893,557	24,054,876	23,973,239	23,973,239
Diluted	25,332,598	24,758,409	24,758,409	25,489,735	24,782,219	24,782,219

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Three Months Ended August 31,			Six Months Ended August 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income	6,390	20,309	2,839	14,352	24,477	3,421
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	33,239	14,500	2,027	40,130	30,576	4,274
Comprehensive income	39,629	34,809	4,866	54,482	55,053	7,695
Less: Comprehensive (loss)/ income attributable to non-controlling interest	(185)	1,073	150	115	1,472	206
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	39,814	33,736	4,716	54,367	53,581	7,489

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended August 31,			Six Months Ended August 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income	6,390	20,309	2,839	14,352	24,477	3,421
Add: share-based compensation expenses (net of tax effect of nil)	8,104	7,344	1,027	14,077	17,159	2,398
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	1,235	(768)	(107)	5,713	(3,548)	(496)
Adjusted net income	15,729	26,885	3,759	34,142	38,088	5,323

Net margin	6.8%	15.8%	15.8%	8.0%	11.4%	11.4%
Add: share-based compensation expenses	8.7%	5.7%	5.7%	7.8%	8.0%	8.0%
Add: fair value change of investments, excluding foreign currency translation adjustment	1.3%	-0.6%	-0.6%	3.2%	-1.7%	-1.7%
Adjusted net margin	16.8%	20.9%	20.9%	19.0%	17.7%	17.7%

Net operating income	8,452	28,306	3,957	23,593	26,252	3,669
Add: share-based compensation expenses	8,104	7,344	1,027	14,077	17,159	2,398
Adjusted operating income	16,556	35,650	4,984	37,670	43,411	6,067

Basic net income per ADS attributable to ordinary shareholders	0.14	0.40	0.06	0.30	0.48	0.07
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.16	0.15	0.02	0.29	0.36	0.05
Add: fair value change of investments, excluding foreign currency translation adjustment per ADS attributable to ordinary shareholders	0.03	(0.02)	(0.00)	0.12	(0.07)	(0.01)
Adjusted basic net income per ADS attributable to ordinary shareholders	0.33	0.53	0.08	0.71	0.77	0.11
Diluted net income per ADS attributable to ordinary shareholders	0.13	0.39	0.05	0.28	0.46	0.06
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.16	0.15	0.02	0.28	0.35	0.05
Add: fair value change of investments, excluding foreign currency translation adjustment per ADS attributable to ordinary shareholders	0.02	(0.02)	(0.00)	0.11	(0.07)	(0.01)
Adjusted diluted net income per ADS attributable to ordinary shareholders	0.31	0.52	0.07	0.67	0.74	0.10
Weighted average ADSs used in calculating earnings per ADS
Basic	48,109,752	47,787,114	47,787,114	48,109,752	47,946,477	47,946,477
Diluted	50,665,197	49,516,818	49,516,818	50,979,470	49,564,438	49,564,438